Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross acquires mining rights to land adjacent Fort Knox mine, adds more than 2 million ounces to mineral resource estimates

Toronto, Ontario, December 12, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) is pleased to announce that it has gained mineral rights to a 287-hectare (709-acre) parcel of land known as Gilmore located immediately west of its Fort Knox mine in Alaska. As a result, Kinross added 2.1 million gold ounces in estimated measured and indicated resources and 300 koz in estimated inferred resources at Fort Knox.

Kinross began an initial drilling program on Gilmore land, and Fort Knox land adjacent to Gilmore, in 2014. The Company targeted promising opportunities in the existing Fort Knox orebody, which continues west, and completed approximately 73,000 metres of core and reverse-circulation drilling in 205 holes.

The results of the drilling program, engineering work and the acquisition of the mineral rights resulted in the update of the Fort Knox mineral reserve and resource estimates, including additions to measured and indicated resource estimates and inferred resource estimates1. The Company also converted approximately 260 koz of mineral resources, which was mainly from the East wall of the Fort Knox pit, to proven and probable reserves. The conversion offset some of the reserve depletion in 2017 and resulted in an increase to Fort Knox’s estimated mine life by approximately one year.

Kinross has commenced a Gilmore feasibility study that will analyze a layback of the current Fort Knox pit to access known mineralization on Fort Knox and Gilmore land to potentially extend mine life. Further drilling and engineering are planned at Gilmore to evaluate the potential of upgrading a significant portion of the site’s estimated measured and indicated resources and adding to its inferred mineral resource estimate. The Company expects to provide an update on the feasibility study in mid-2018. The Company also expects to initiate the permitting process for mining at Gilmore by year end.

“Gilmore is a promising organic development opportunity that can potentially extend mine life at our Fort Knox mine in Alaska, one of our top producing and high performing operations,” said J. Paul Rollinson, Kinross Gold President and CEO. “With the Gilmore project, we continue to deliver on our strategy of pursuing low-risk, high-potential brownfield projects that can contribute to the long-term future growth of our Company.”

The Gilmore land was conveyed to the State of Alaska by the United States on December 11, 2017. Upon the conveyance, the Company’s state mining claims at Gilmore came into effect. The conveyance resulted from the close cooperation and support of the U.S. National Oceanic and Atmospheric Administration, the U.S. Department of the Interior, the State of Alaska and the Alaska Congressional Delegation.

Fort Knox Area Proven and Probable Mineral Reserves[2] (Closing Balance November 30, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven	23,968	0.48	366
Probable	68,198	0.43	949
Total	92,166	0.44	1,315

1 The updates to Fort Knox’s mineral reserve and resource estimates reflect additions resulting from the acquisition of mineral rights to the Gilmore land as well as engineering changes, depletion and resource conversions. The net additions to estimated measured and indicated resources is approximately 1.8 million ounces and approximately 500 koz to estimated inferred resources.

2 These updated estimates are different from those reported in the 2016 fourth-quarter and year-end results news release dated February 15, 2017. For further information and assumptions see the Company’s Annual Information Form dated March 31, 2017, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). Proven mineral reserve estimates include the reserve stockpile of 4,229 kt at 0.33 Au g/t for a total stockpile of 45 Au koz. Resource estimates have been calculated effective November 30, 2017 notwithstanding that the Company did not acquire the state mining claims until December 11, 2017.

p. 1 Kinross acquires mining rights to land adjacent Fort Knox mine	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Fort Knox Area Measured and Indicated Mineral Resources[2] (Closing Balance November 30, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	24,607	0.40	320
Indicated	213,495	0.42	2,909
Total	238,102	0.42	3,229

Fort Knox Area Inferred Mineral Resources[2] (Closing Balance November 30, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	56,689	0.38	690

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 2 Kinross acquires mining rights to land adjacent Fort Knox mine	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

APPENDIX

Figure 1: Plan map of the Fort Knox area as of December 11, 2017, highlighting Kinross’ pre-existing land position and the additional 287 hectares (709 acres) of Gilmore Land located west of the Fort Knox pit.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

APPENDIX

Figure 2: Cross section of the Fort Knox estimated mineral reserve and resource estimate2 as of November 30, 2017, showing the current mining surface (black), the pre-Gilmore reserve pit (orange) and the post-Gilmore resource pit (yellow).

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “analyze”, ‘‘estimate’’, ‘‘expect’’, “feasibility”, “potential”, “promising” and “targeted” or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, “can”, ‘‘could’’, “will” or ‘‘would’’ occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2017 and our full-year 2016 and third quarter 2017 Management’s Discussion and Analysis as well as: (1) the feasibility study for the Gilmore project progressing in accordance with, and the results being consistent with, the Company’s expectations; (2) permitting, development, operations and production from the Fort Knox operation being consistent with Kinross' current expectations including, without limitation, the receipt of all permits required in connection with the Gilmore project; (3) political and legal developments in Alaska being consistent with Kinross' current expectations; (4) certain price assumptions for gold and silver; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) the commencement of litigation challenging governmental decisions or approvals relating to the Gilmore property; and (7) the accuracy of the current mineral reserve and mineral resource estimates of Fort Knox (including but not limited to ore tonnage and ore grade estimates). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in national, state and local government legislation, taxation, controls, policies and regulations; the security of personnel and assets; political or economic developments in the United States of America; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 31, 2017 and the "Risk Analysis" section of our full year 2016 Management’s Discussion& Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Fort Knox contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

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